SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 14D-1
                              (Amendment No. 6)

                            TENDER OFFER STATEMENT
                     PURSUANT TO SECTION 14(d)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              LORAL CORPORATION
                          (Name of Subject Company)

                         LOCKHEED MARTIN CORPORATION
                         LAC ACQUISITION CORPORATION
                                 (Bidders)

                   Common Stock, par value $0.25 per share
                      (Title of Class of Securities)

                                 543859 10 2
                  (CUSIP number of Class of Securities)

                         Frank H. Menaker, Jr., Esq.
                         Lockheed Martin Corporation
                            6801 Rockledge Drive
                         Bethesda, Maryland  20817
                             (301) 897-6000
          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                             With a copy to:

                         Peter Allan Atkins, Esq.
                             Lou R. Kling, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                         New York, New York 10022
                             (212) 735-3000


                    This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as may be amended from time to time, the "Schedule 14D-1") of LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), filed on January 12, 1996 with the Securities and Exchange Commission (the "Commission") in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value $.25 per share, of Loral Corporation (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 7, 1995 by and among the Company, Purchaser and Lockheed Martin. All capitalized terms set forth herein which are not otherwise defined herein shall have the same meanings as ascribed thereto in the Offer to Purchase, dated January 12, 1996 (which is attached as Exhibit (a)(9) to the Schedule 14D-1 (the "Offer to Purchase")). In connection with the foregoing, the Purchaser and Lockheed Martin are hereby amending and supplementing the Schedule 14D-1 as follows:

          Item 10.  Additional Information.

               Item 10(b)-(c) is hereby amended and supplemented by the addition of the following paragraph thereto:

                         "European Community Antitrust Review. On
               March 27, 1996 Lockheed Martin was notified that the Commission of the European Communities had granted the approvals necessary to permit consummation of the Offer."


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LAC ACQUISITION CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: March 28, 1996


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LOCKHEED MARTIN CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: March 28, 1996